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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an email message sent to HP employees by Webb McKinney, HP's President, Business Customer Organization, regarding the Merger. HP also intends to post the message from Mr. McKinney on HP's external web sites, www.hp.com and www.VotetheHPway.com, and HP's internal web site.



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MESSAGE FROM WEBB MCKINNEY: PRESIDENT OF HP'S BUSINESS CUSTOMER ORGANIZATION AND
HP-COMPAQ MERGER INTEGRATION MANAGER SETS THE RECORD STRAIGHT ON COMMENTS USED
BY WALTER HEWLETT IN AN ADVERTISEMENT.

WALTER HEWLETT RAN AN ADVERTISEMENT IN THE WALL STREET JOURNAL ON FEB. 13 THAT INCLUDED CONTENT TAKEN OUT OF CONTEXT FROM AN INTERVIEW WITH AN ONLINE PUBLICATION THAT WEBB CONDUCTED SOME NINE MONTHS AGO WHEN HE WAS THE VICE PRESIDENT OF HP'S PC ORGANIZATION.
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Dear all,

As the proposed HP-Compaq merger draws closer to the March 19 (HP) and March 20 (Compaq) shareholder vote, you may see more and more advertising and press coverage, aided by Walter Hewlett, that takes public statements previously made by myself and other HP executives out of context in an effort to fuel the proxy fight.

When I was vice president for HP's PC Organization and managing the PC business, I spent a lot of time speaking with the press about the importance of growing the PC business and providing our customers with a total enterprise solution. Obviously, my press activities at the time had nothing to do with a proposed HP-Compaq merger.

I was occasionally asked by reporters at the time whether it made sense for HP to merge with a PC company. My response was along the lines of what was quoted in the ad, namely that it is hard to find a successful example of one company with a PC business buying another, and that by and large, consolidation should happen the old-fashioned way, by gaining market share.

In that particular May 2001 interview, the story was about the sale of the PC business assets of Micron Electronics. It is inappropriate and completely out of context for Walter Hewlett, however, to suggest those comments have relevance to our merger with Compaq or that I believe those comments apply to the Compaq merger.

One of the misperceptions of this merger is that it is just a PC merger. This is not merely a PC merger. From the conception of the proposed merger, we have approached it from the point-of-view of the enterprise business, not the PC business. Yes, we will benefit from bringing together the number 3 and number 2 PC companies worldwide in HP and Compaq, respectively, but this is a far different situation than being asked to consider an HP merger in the context of a much smaller PC company. In addition, I firmly believe that HP's revenue loss modeling in the PC area (as a % of revenue loss) already reflects the


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risks I referred to. Even with such a loss, this merger is still attractive.

We are merging with Compaq to become a better, stronger partner for our customers, and a stronger ally for our partners, and to create business model and economic leverage.

Thank you,
Webb


FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

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All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.